UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 02, 2015

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

2 November 2015

Amec Foster Wheeler plc

Amec Foster Wheeler plc (the "Company") - total voting rights and capital

In accordance with disclosure and transparency rule 5.6.1, the Company would like to notify the market of the following:

As at 31 October 2015, the Company's registered capital consists of 393,131,813 ordinary shares, of which 3,158,310 are registered as treasury shares, leaving a balance of 389,973,503 shares with voting rights.

The figure of 389,973,503 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or change to their interest in, Amec Foster Wheeler plc under the FCA's Disclosure and Transparency Rules.

Kim Hand
Senior Assistant Company Secretary
+44(0)1565 683234

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 November 2015
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary